Pruco Life Insurance Company of New Jersey

RIDER TO PROVIDE ACCELERATION OF DEATH BENEFIT

Notice to buyer: The rider may not cover all of the costs associated with the terminal or chronic illness of the Insured. The buyer is advised to review carefully the rider benefits.

Exercise of an accelerated benefit option under this rider will cause a reduction in, or elimination of, the contract's death benefit, cash value, and loan value. Premiums or charges needed to keep the contract in force will also be reduced based on the reduced death benefit.

The benefits paid under this rider are intended to be treated as accelerated death benefits under the Internal Revenue Code Section 101(g)(1). Accelerated benefit payments due to chronic illness are subject to limits imposed by the federal government and any amounts received in excess of these limits are includible in gross income. The rider is not intended to be a qualified long-term care insurance contract under section 7702B of the Internal Revenue Code nor is it intended to eliminate the need for insurance of these types. Any benefit received under the rider may impact the recipient's eligibility for Medicaid or other governmental benefits. In some circumstances, accelerated benefits paid under the rider may be taxable as income. We do not provide tax advice. We advise you to seek the help of a professional tax advisor for assistance with any questions you may have.

RIGHT TO CANCEL

You may examine this rider and if, for any reason, you are not satisfied, you may return this rider to us within 30 days after you receive it. All you have to do is take it or mail it to one of our offices or to the representative who sold it to you. The rider will be canceled from the start. We will promptly refund an amount equal to any rider charges deducted under the policy as of the date the returned rider is received by us or to the representative from whom it was purchased.

RIDER BENEFIT

Subject to the provisions of this rider and the rest of the contract, we will make the payments described below if the Insured meets all of the conditions for eligibility. This rider provides chronic illness and terminal illness coverage.

DEFINITIONS

Where this rider uses other terms found in the policy, unless otherwise defined in this rider, the terms will have the same meaning as in the policy. The following definitions apply for the entire rider:

Accelerated Benefit - the advance payment of some or all of the death proceeds payable under a life insurance policy when the Insured meets certain eligibility criteria.

Activities of Daily Living include the following activities:

1.	Bathing - which means washing oneself by sponge bath or in either a tub or shower.

2.
Continence - which means the ability to maintain control of bowel or bladder function or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

3.	Dressing - which means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs. Dressing does not include putting on or tying shoes.
4.	Eating - which means feeding oneself by getting food into the body from a receptacle, such as a plate, cup, or table or by feeding tube or intravenously. Eating does not include preparing a meal.

VL 145 B3-2014                                                                                                                              NY

5.	Toileting - which means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.
6.	Transferring - which means moving into or out of a bed, chair or wheelchair. Transferring does not include the task of getting into and out of the tub or shower.

Benefit Payment - the periodic or lump sum payment of the accelerated benefit under this rider.

Benefit Year - a period of twelve months that begins on the monthly date on or following the date you have satisfied all conditions for eligibility, including written recertification. Subsequent benefit years will begin no earlier than the end of the current benefit year.

Benefit Size Discount Factor - a discount factor applied to policies with death benefits. The benefit size discount factor can be found in the contract data pages of the policy.

Chronically Ill - means the Insured has been certified by a licensed health care practitioner as being unable to perform (without substantial assistance from another individual) at least two activities of daily living for a period of at least ninety days due to a loss of functional capacity, or requiring substantial supervision for protection from threats to health and safety due to severe cognitive impairment. A chronically ill person is not expected to recover from his or her chronic Illness.

Initial Daily Benefit Limit - the per diem limitation in effect on the contract date.

Insured - the person named as the Insured on the first page of the contract. He or she need not be the owner.

Licensed Health Care Practitioner - a physician (as defined in section 1861(r)(1) of the Social Security Act) and any registered professional nurse, licensed social worker or other individual who meets such requirements as may be prescribed by the Secretary of Treasury, residing and practicing in the United States, legally authorized to practice medicine by the State in which he/she performs such function or action and who is acting within the scope of his/her license when he/she performs such function. May not be the Insured, the policyowner, or a family member of the policyowner or Insured.

Lifetime Benefit Amount - the maximum amount that can be accelerated during the lifetime of the Insured under the Chronic Illness Option of this rider. For purposes of benefit payments, it is fixed at the time of the initial claim.

Maximum Monthly Benefit Payment - the maximum amount that may be paid to you on a monthly basis once a claim has been approved. This payment amount will be recalculated at the beginning of every benefit year.

Monthly Date - the contract date and the same day as the contract date in each later month.

Per Diem Limitation - a maximum allowable amount declared annually by the Internal Revenue Service for chronic illness payments under section 7702B.

Plan of Care - means a written plan for care designed especially for a chronically ill individual by a licensed health care practitioner. The plan of care should recommend the frequency and type of services most suitable to meet the chronically ill individual's need for substantial assistance or substantial supervision and the most appropriate type of providers for such services.

Recertification - means written documentation in a form satisfactory to us, completed by a licensed health care practitioner, at your or the Insured's expense, certifying that the Insured continues to meet all eligibility requirements. Recertification must be received prior to the start of each benefit year following the initial benefit year in order for you to continue receiving benefit payments under the Chronic Illness Option.

Reduction Factor - equals 1 minus the quotient of the gross chronic illness benefit payment amount divided by the death benefit prior to payment.

Services - means the necessary diagnostic, preventive, curing, treating, mitigating and rehabilitative services, and maintenance or personal care services, which are required by a chronically ill individual and are provided pursuant to a plan of care prescribed by a licensed health care practitioner.

VL 145 B3-2014                                                                          Page 2                                                     NY

Severe Cognitive Impairment - means a deficiency in a person's short-term or long-term memory, orientation as to person, place, and time, deductive or abstract reasoning, or judgment as it relates to safety awareness, and that places the person at risk of harming himself/herself or others without substantial supervision.

Substantial Assistance - means hands-on assistance from another person without which an individual receiving such assistance would be unable to perform the activity of daily living. Hands-on assistance means the direct physical assistance of another person.

Substantial Supervision - means requiring continual supervision by another person to protect the individual from threats to health or safety due to severe cognitive impairment and may include cueing by verbal prompting, gestures, or other similar demonstrations.

Terminally Ill - means the Insured has a medical condition that is reasonably expected to result in the Insured's death within 6 months or less.

Written Certification - means written documentation in a form satisfactory to us by a licensed health care practitioner, at your or the Insured's expense, certifying that the Insured is terminally ill or chronically ill as defined in this rider. Certification for chronically ill insureds must indicate whether the Insured has a plan of care.

INCONTESTABILITY

The Incontestability provision in the policy to which this rider is attached applies to this rider.

If this rider has been in force for at least six months but less than two years, we may rescind the rider or deny an otherwise valid claim for accelerated benefits upon a showing of misrepresentation that is both material to the acceptance for coverage and which pertains to the condition for which benefits are sought.

TERMINAL ILLNESS OPTION

Conditions for Eligibility

The right to be paid under the Terminal Illness Option is subject to all of the following conditions:

1.	The contract must be in force and the Insured must be living;
2.	You must submit a claim in a form that meets our needs;
3.	You must provide written certification by a licensed health care practitioner that the Insured's life expectancy is 6 months or less;

4.	We reserve the right to set a minimum of no more than $50,000 on the amount of the death benefit you may exercise under the option;
5.	You must provide the consent, in writing, of any assignee and irrevocable beneficiary(ies) on the policy;
6.	You must send us the contract if we ask for it.

Your right to accelerate benefits under this Option will continue if you surrender your policy for a fixed reduced paid-up insurance benefit (see Surrender).

VL 145 B3-2014                                                                          Page 3                                                     NY

Benefit Payment

You may choose to receive a single lump sum benefit payment as an acceleration of the entire death benefit, or you may choose a one-time payment of a partial amount.

We will determine the benefit payment based on:

1. The amount of the death benefit;

2. The Insured's reduced life expectancy; and

3. An interest rate no greater than the greater of:

a. the yield on 90-day Federal Treasury bills at the time the benefit is accelerated, and

b. the current maximum adjustable policy loan interest rate at the time the benefit is accelerated based on the greater of:

i.
Moody's Corporation Bond Yield Average Corporates - published by Moody's Investors Service, Inc., or any successor thereto, that is approved by the New York Superintendent of Insurance for the calendar month ending two months before the date of application for an accelerated payment, and

ii.	the policy guaranteed cash value interest rate plus one percent per annum (1%).

We will make a partial or full payment under the Terminal Illness Option when we receive evidence satisfactory to us that the Insured is terminally ill and we have approved the claim (see Notice and Proof of Claim).

If there is an outstanding loan at the time the benefit payment is made, a portion of the payment will be used to reduce the loan in the same proportion as the reduction in the death benefit.

Payment will be made to the policyowner or the policyowner's estate while the Insured is living unless otherwise designated. If the Insured dies after the claim has been made, but before we make the payment, we will cancel the claim and pay the policy death benefit to the beneficiary(ies) designated in the policy. If the Insured dies after a partial payment has been made, we will deduct the amount already accelerated from the death benefit and pay the remaining amount to the beneficiary(ies).

Effect of Terminal Illness Benefit on Contract

If you accelerate all of the death benefit, the policy and all other benefits under the contract based on the Insured's life will end.

If you accelerate only a part of the death benefit, the remaining death benefit must be no less than $25,000. The policy will stay in force and the death benefit will be reduced. Policy values and the amount of insurance will be reduced in the same proportion as the reduction in the death benefit. Premiums or charges needed to keep the policy in force will be reduced. The new premiums or charges will be the ones that would apply if the contract had been issued at the reduced amount and the Insured's issue age. A portion of the payment will be used to reduce any contract debt in the same proportion as the reduction in the death benefit.

After the partial acceleration, you may make one additional full acceleration of the death benefit.

Once you have exercised the Terminal Illness Option, you will no longer be eligible for the Chronic Illness Option and any benefit payments you may be receiving under that option will end.

Effect of Terminal Illness Benefit on Other Riders

If the contract includes the Rider To Provide Lapse Protection, that rider will continue in force after a partial acceleration of the death benefit has been made. The no-lapse contract fund will be reduced proportionately based on the reduction in the death benefit. Monthly charges will continue to be deducted from the no-lapse contract fund, but will be reduced based on the reduction of the death benefit amount (see Effect of Terminal Illness Benefit on Contract). If the contract includes a rider for Level Term Insurance Benefit on Dependent Children that rider will stay in effect after a partial acceleration.

Any accidental death benefit rider on the contract will not be affected by the payment of a partial accelerated benefit.

If you accelerate all of the death benefit, any rider for Level Term Insurance Benefit on Dependent Children in the contract will become paid up. Any accidental death benefit rider on the contract and any riders based on the Insured's life will end.

VL 145 B3-2014                                                                          Page 4                                                     NY

CHRONIC ILLNESS OPTION

Conditions for Eligibility

The right to be paid under the Chronic Illness Option is subject to all of the following conditions:

1.	The contract must be in force and the Insured must be living;

2.	You must submit a claim in a form that meets our needs;

3.
You must provide written certification by a licensed health care practitioner prior to the start of every benefit year that the Insured is chronically ill and not expected to recover during the Insured's lifetime;

4.
We have the right to complete, at our discretion and expense, a personal interview with and assessment of the Insured, which may include examination or tests by a licensed health care practitioner of our choice;

5.	We must receive authorization from the Insured to obtain copies of any relevant medical records that we require;

6.	You must not have received a benefit payment under the Terminal Illness Option;

7.	You must provide the consent, in writing, of any assignee and irrevocable beneficiary(ies) on the policy.

We reserve the right, at our expense, to have the Insured examined by a licensed health care practitioner of our choice, while a claim is pending or during a benefit period to ensure that the Insured is chronically ill as defined in the rider. If there is a difference in opinion between the Insured's licensed health care practitioner and ours, eligibility will be determined by a third medical opinion provided by a licensed health care practitioner who is mutually agreed upon by the Insured and the Company.

If the contract to which this rider is attached has a Type A death benefit when the Chronic Illness Option of this rider is exercised, the basic insurance amount will be changed to equal the Type A death benefit.

If the contract to which this rider is attached has a Type B or Type C death benefit when the Chronic Illness Option is exercised, the death benefit will be changed to a Type A death benefit and the basic insurance amount will be changed to equal the Type A death benefit. Once you have exercised the Chronic Illness Option, the policy's death benefit type must remain Type A.

When you submit a claim under the Chronic Illness Option, you must authorize transfer of all funds from the variable investment options to the fixed investment option. Funds must remain in the fixed investment option while your claim is reviewed and while you are receiving benefits. Additional premium payments must also be allocated to the fixed investment option while your claim is reviewed and while you are receiving benefit payments. There may be other limitations on your contract (see Effect of Chronic Illness Benefit on Contract).

Your right to accelerate benefits under this Option will continue if you surrender your policy for a fixed reduced-paid-up insurance benefit (see Surrender). Benefit payments will be determined based on the reduced paid-up policy's death benefit amount.

Benefit Payments

You may choose to receive a benefit payment each month, or you may choose to receive an annual payment.

When Payments Begin: We will begin benefit payments no later than the monthly date on or following the date we approve the claim. The first benefit payment will include benefits payable retroactive to the monthly date on or following the date all conditions for eligibility were satisfied. You must provide evidence that the Insured meets all the eligibility requirements prior to every benefit year (see Notice and Proof of Claim and Recertification).

If a monthly date falls on a non-business day, the benefit payment will be made on the next following business day. Subsequent benefit payments will be payable as follows provided all conditions for eligibility are met:

1.	Each monthly benefit payment in a benefit year will be payable on each monthly date following the date of the first benefit payment; and
2.	Annual benefit payments will be paid on the monthly date at the beginning of each subsequent benefit year following the date of the first benefit payment.

If the policy is in default but not past the grace period at the time of claim, the first benefit payment will be reduced by the amount needed to bring the contract out of default (see Default). If the amount needed to bring the policy out of default is more than the amount of the first benefit payment net of the amount allocated to reduce any policy loan, the first benefit payment will be increased to an amount that will bring the policy out of default.

VL 145 B3-2014                                                                          Page 5                                                     NY

If there is an outstanding loan on the contract, a portion of each benefit payment will be used to reduce the loan on a pro-rata basis.

Payments will be made to the policyowner or the policyowner's estate while the Insured is living unless otherwise designated. If the Insured dies after the claim has been made, but before we begin making payments, we will cancel the claim and pay the policy death benefit to the beneficiary(ies) designated in the policy. If the Insured dies while payments are being made, we will deduct the amounts already accelerated from the death benefit and pay the remaining amount to the beneficiary(ies).

When Payments End: Benefit payments will be made until the earliest of:

1. The date you request in writing that we discontinue the benefit payments;

2. The date the Insured no longer meets the eligibility requirements;

3. The end of the benefit year unless a recertification is received for the following year;

4. The date the lifetime benefit amount is exhausted;

5. The date a claim is approved under the Terminal Illness Option; or

6. Any of the events under Termination occur.

When the rider is terminated, or you request that we stop benefit payments after a claim has been made, the policy may still be in force. The death benefit and policy values will have been reduced as a result of any payments made prior to the date we stop payments or the rider terminates (see Effect of Chronic Illness Benefit on Contract). When you are no longer receiving benefit payments funds will remain in the fixed investment option unless you request to transfer funds from the fixed investment option into the variable investment options. You may also allocate new premium payments to the variable investment options of your choice (see Effect of Chronic Illness Benefit on Contract).

If you request that we discontinue benefit payments under the Chronic Illness Option, and at a later date want to resume the payments, you may do so, provided you give us evidence the Insured meets all of the conditions for eligibility.

Lifetime Benefit Amount: The lifetime benefit amount is the maximum amount of life insurance that you can accelerate under the Chronic Illness Option of this rider. It is equal to the policy's death benefit. Any transactions you make that reduce the death benefit of the policy will reduce the lifetime benefit amount. The initial lifetime benefit amount can be found in the contract data pages of the policy. The maximum lifetime benefit amount will be determined at the time you make the initial claim.

When you receive monthly benefit payments the remaining amount that can be accelerated will be reduced each month by the amount of the monthly benefit payment. An annual benefit payment will reduce the remaining amount by twelve times the maximum monthly benefit payment amount for that benefit year. The reductions in the remaining amount to reflect deduction of payments will be made prior to any pro-rata adjustment for loan repayment (see Effect of Chronic Illness Benefit on Contract).

Monthly Benefit Payment: At the beginning of each benefit year, we will calculate the maximum monthly benefit payment for that year as described below. At the beginning of each subsequent benefit year, we will recalculate the maximum monthly payment amount.

Subject to a minimum payment of $500, if you choose to receive payments monthly, you may notify us prior to the beginning of each benefit year that you choose to receive less than the maximum monthly benefit payment amount. The monthly benefit payment amount may not be changed during the benefit year.

When we determine the maximum monthly benefit payment amount each benefit year, we use the Internal Revenue Service's per diem limitation and the lifetime benefit amount. The maximum monthly benefit payment is equal to the lowest of:

1. The lifetime benefit amount multiplied by the Monthly Benefit Percent;

2. The per diem limitation in effect at the start date of the current benefit year times 30; and

3. The Initial Daily Benefit Limit compounded annually on each anniversary at the Daily Benefit Limit Compound Rate times 30.

The Monthly Benefit Percent, Initial Daily Benefit Limit, and the Daily Benefit Limit Compound Rate can be found in the contract data pages in the policy.

If the monthly benefit payments will, over time, cause the total payments to exceed the lifetime benefit amount, we will reduce the amount of the final payment so that the total payments under the rider equal the lifetime benefit amount.

VL 145 B3-2014                                                                          Page 6                                                     NY

Annual Payment: You may choose to receive the benefit payments on an annual basis. The annual benefit payment will equal the sum of the present value of each maximum monthly benefit payment for the benefit year. The payment amount will be discounted prior to any pro-rata adjustment for loan repayment (see Effect of Chronic Illness Benefit on Contract). The interest rate used to determine present value will be the one in effect on the benefit year start date and will not exceed the greater of:

1. The current yield on 90-day Federal Treasury bills.

2. The current maximum adjustable policy loan interest rate based on the greater of:

i.
Moody's Corporation Bond Yield Average Corporates - published by Moody's Investors Service, Inc., or any successor thereto, that is approved by the New York Superintendent of Insurance for the calendar month ending two months before the date of application for an accelerated payment, and

ii.	the policy guaranteed cash value interest rate plus one percent per annum (1%).

Effect of Chronic Illness Benefit on Contract

After we approve a claim and begin benefit payments, the policy will remain in force in accordance with policy terms. Monthly charges will be waived while benefit payments are being made, but if you have an outstanding loan, interest on the loan will continue to be accrued.
While benefit payments are being made, we will send you an explanation of the effect of the benefit payment on the policy's values. The following policy values will be reduced proportionately by multiplying each by the reduction factor:

1. Basic Insurance Amount.

2. Contract fund.

3. Surrender charges.

4. No-lapse contract fund (if applicable).

5. Outstanding loan.

You may choose to repay any contract debt before benefit payments begin. If there is an outstanding loan at the beginning of a benefit year or you take a loan during a benefit year, a portion of each benefit payment will be used to reduce the loan on a pro-rata basis. While you are receiving benefit payments, you may not take a withdrawal or decrease the policy's basic insurance amount.

After a claim under the Chronic Illness Option has been approved and you are receiving benefit payments, you may continue to make premium payments but it is not necessary while you are receiving benefits (see Premium Payment).

While you are receiving benefit payments:

      Any payments must be allocated 100% to the fixed investment option

      Fund transfers will not be allowed

When the rider is terminated, or if benefits are discontinued, if your policy is still in force, you must notify us if you wish to resume your previous fund allocations or change your premium allocation (see Allocations). You may transfer funds from the fixed investment option to your choice of variable investment options (see Transfers). At this time, the initial transfer of funds from the fixed investment option to variable investment option(s) will not be counted as one of the 12 transfers allowed in a contract year without charge.

Effect of Chronic Illness Benefit on Other Riders

If the contract includes the Rider To Provide Lapse Protection, that rider will continue in force while benefit payments are being made. Monthly no-lapse charges will be waived while benefit payments are being made and after the Insured has received benefit payments for 25 months or the annual equivalent (see Lapse Protection).

While there is a death benefit remaining, any accidental death benefit rider on the contract will not be affected by the payment of the accelerated benefit and, if the contract includes a rider for Level Term Insurance Benefit on Dependent Children, that rider will stay in effect.

After the full death benefit has been accelerated, any rider for Level Term Insurance Benefit on Dependent Children will become paid up, and any accidental death benefit and any riders based on the Insured's life will end.

VL 145 B3-2014                                                                          Page 7                                                     NY

NOTICE AND PROOF OF CLAIM

We do not require proof that expenses have been incurred in order for benefits to be paid under this rider.

To submit a claim for a benefit payment under this rider, you must notify us in a form that meets our needs, while the Insured is living, and while this rider and contract are in force. We will advise you in writing of the amount of benefit available to you under the option you have chosen and the effect on the contract at that time, including details about the effect the acceleration of death benefits will have on the policy values, such as cash value, death benefit, charges, and policy loans. Within 15 days of the request, we will provide you with any forms you will need and advise you what additional information we require to approve the claim.

You must return the completed form(s) to us and provide evidence that satisfies us that the Insured meets all the conditions for eligibility. This evidence must include written certification by a licensed health care practitioner and authorization from the Insured to obtain copies of any medical records that we require.

Recertification for Chronic Illness Option

Recertification by a licensed health care practitioner is required every year for benefit payments to continue under the Chronic Illness Option. Approximately ninety days prior to the end of each benefit year, we will send you a request for written recertification. You must send us the information we ask for prior to the start of the next benefit year to satisfy us that the Insured continues to meet the conditions for eligibility. We reserve the right to verify that all of the conditions for eligibility have been satisfied to determine if the Insured continues to be eligible for benefits under the Chronic Illness Option, which may include a personal interview with, and an assessment of, the chronically ill individual, and/or an examination or tests by a licensed health care practitioner of our choice at the time of recertification.

The new benefit year will begin on the later of the end date of the current benefit year, or the monthly date on or following the date on which we receive the recertification. If we do not receive the required recertification prior to the end of the current benefit year, any subsequent request for benefits under this rider will be treated as a new claim.

CHARGE FOR RIDER BENEFITS

On each monthly date, we will deduct a charge for the rider from the contract fund and, if the contract includes the Rider To Provide Lapse Protection, from the no-lapse contract fund. The monthly charge is equal to the product of the factors A, B, and C, where:

A. Equals the cost of insurance rate per $1,000 for this rider

B. Equals the Benefit Size Discount Factor

C. Equals the rider amount at risk divided by $1,000

The maximum cost of insurance for this rider and the Benefit Size Discount Factor can be found in the contract data pages.

If the contract includes the Rider To Provide Lapse Protection the monthly charge for this rider will be deducted from the no-lapse contract fund using the no-lapse amount at risk, the Benefit Size Discount Factor, and the no-lapse cost of insurance charges for this rider. The no-lapse cost of insurance rates can be found in the data pages for the Rider to Provide Lapse Protection.

When we make a benefit payment under the Terminal Illness Option, we will deduct a processing charge of up to $150.

VL 145 B3-2014                                                                          Page 8                                                     NY

LAPSE PROTECTION

The monthly charge for this rider will be permanently waived following approval of the initial Chronic Illness Option claim under this rider. In addition, while you are receiving benefit payments under the Chronic Illness Option, we will waive all monthly charges that would normally be deducted from the contract fund and no-lapse contract fund, if applicable, in order to prevent the policy from going into default. We will do so until you notify us to discontinue benefit payments, the Insured fails to recertify, or this rider terminates. Once you have received 25 monthly benefit payments or the annual equivalent, all monthly charges for this contract will be permanently waived as long as this rider is in effect. However, if you request that we remove this rider or choose to discontinue benefit payments before you have received 25 monthly benefit payments or the annual equivalent, deductions and monthly charges from the contract fund and no-lapse contract fund, if applicable, will resume and you may need to make additional payments into the policy to protect it from lapse.

REINSTATEMENT

If the policy has lapsed and is reinstated, this rider may be reinstated as part of the policy provided a payment of a Terminal Illness benefit has not been paid. The reinstatement will be subject to all the terms and conditions of reinstatement in the policy to which this rider is attached.

TERMINATION

This rider will end on the earliest of:

1. The date the grace period ends if the contract is in default;

2. The date you request in writing that we remove the rider;

3. The date a payment of a full accelerated death benefit is made due to terminal illness;

4. The date of the Insured's death; or

5. The date the contract ends for any other reason.

Termination of this rider will not affect payments made prior to termination. If you request that we remove this rider, all benefits and restrictions under this rider will cease.
Rider attached to and made part of this contract on the Contract Date Pruco Life Insurance Company of New Jersey,

By    [              ]

                                                        Secretary

VL 145 B3-2014                                                                          Page 9                                                     NY